October 08, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Joseph Klinko, Lily Dang, Claudia Rios and Irene Barberena-Meissner

Re:	Atlas Critical Minerals Corporation
Amendment No. 1 to Registration Statement on Form F-1
Filed September 25, 2025
File No. 333-290242

Ladies and Gentlemen:

This letter is submitted on behalf of Atlas Critical Minerals Corporation (the “Company”) in response to the comments from the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”), of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated September 30, 2025 (the “Staff Letter”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 submitted to the Commission on September 25, 2025 (the “Registration Statement”).

We are concurrently submitting Amendment No. 2 to the Registration Statement (the “Amendment “) which reflects changes made in response to the Staff Letter and certain other changes.

For ease of reference, each of the Staff’s comments is indicated in this letter in italics, followed by the Company’s responses thereto.

Form F-1/A1 filed September 25, 2025

Summary Financial Data, page 11

1.	Please update your summary financial data on page 11 to include interim financial data as of and for the six months ended June 30, 2025. Additionally, update your capitalization table on page 33 and your dilution table on page 34 to comply with Form 20-F Item 3.B and Item 9.E.2, respectively, applicable via Form F-1 Item 4.a.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the summary financial data on page 11 was updated to include interim financial data as of and for the six months ended June 30, 2025. We also updated our capitalization table on page 33 and the dilution table on page 34 to include information arising from the June 30, 2025 financial statements (most recent financial statements).

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 35

2.	Please update your discussion of liquidity and capital resources through June 30, 2025 to comply with Form 20-F Item 5.B.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the our discussion of liquidity and capital resources was amended to include disclosure through June 30, 2025.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.	Please be reminded that before your registration statement can be declared effective, the auditor’s report will need to be finalized including removal of the preface note, signed and dated. Additionally, the auditor’s consent will need to be filed as an exhibit.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the Company is aware of the requirement and will include the final issued auditors’ report in a further amendment to the Form F-1 to enable the registration to be declared effective. The auditors’ consent will also be filed as an exhibit to the amended registration statement.

* * *

Should the Staff have any questions or require any additional information, please do not hesitate to contact the undersigned at 619-272-7062, or Jack Kennedy 619-272-7064.

Sincerely,

/s/ Daniel W. Rumsey
Daniel W. Rumsey
Managing Director
Disclosure Law Group, a Professional Corporation

cc:	Marc Fogassa Chairman and Chief Executive Officer Atlas Critical Minerals Corporation